                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Microcell Telecommunications Inc.
                            (Name of Subject Company)

                        Microcell Telecommunications Inc.
                      (Name of Person(s) Filing Statement)

                        Class A Restricted Voting Shares
           Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
                        (Titles of Classes of Securities)

                   59501T882, 59501T874, 59501T163, 59501T171
                    (CUSIP Numbers of Classes of Securities)

                               Jocelyn Cote, Esq.
                          Vice President, Legal Affairs
                        Microcell Telecommunications Inc.
                  800 de La Gauchetiere Street West, Suite 4000
                            Montreal, Quebec, H5A 1K3
                                     Canada
                                 (514) 937-2121

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With Copies to:

    David P. Falck, Esq.                          Marc B. Barbeau, Esq.
   Pillsbury Winthrop LLP                         Stikeman Elliott LLP
        1540 Broadway                         1155 Rene-Levesque Blvd. West
      New York, NY 10036                               Suite 4000
       (212) 858-1000                           Montreal, Quebec H3B 3V2
                                                         Canada
                                                     (514) 397-3000


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address.
-----------------

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Microcell Telecommunications Inc., a Canadian corporation (the "Company" or "Microcell"). The principal executive offices of the Company are located at 800 de La Gauchetiere Street West, Suite 4000, Montreal, Quebec, Canada H5A 1K3. The telephone number of the Company is
(514) 937-2121.

Securities.
-----------

The titles of the classes of equity securities to which this statement relates are the Class A Restricted Voting Shares (the "Class A Shares") and the Class B Non-Voting Shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated rights (the "Rights") issued pursuant to the Company's Shareholder Rights Plan dated as of May 1, 2003, the "Shares"), including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights, as well as the Warrants 2005 and the Warrants 2008 (collectively, the "Warrants", and together with the Shares, the "Securities") of the Company. As of May 17, 2004, there were 199,325 Class A Restricted Voting Shares outstanding, 29,115,989 Class B Non-Voting Shares outstanding, 3,998,302 Warrants 2005 outstanding and 6,663,943 Warrants 2008 outstanding.

This statement also constitutes the Board's recommendation with respect to the Offers (as defined herein).

In this Schedule 14D-9, except where otherwise indicated, all references to "dollars" or "$" are to Canadian dollars.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address of Person filing this Statement.
-------------------------------------------------

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above.

Tender Offer of the Offeror.
----------------------------

This statement relates to a tender offer (the "Offers") by TELUS Corporation, a corporation incorporated under the Company Act (British Columbia) (the "Offeror" or "TELUS") as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by the Offeror with the Securities and Exchange Commission on May 17, 2004.

As described in the Schedule TO, the Offeror has offered to purchase all of the outstanding Shares, including any Shares which may become outstanding after the date of the Offers upon the exercise of outstanding options, warrants or other rights to purchase Shares and Warrants (other than the Rights), on the basis of $29.00 for each Class A Share, $29.00 for each Class B Share, $9.67 for each Warrant 2005 and $8.89 for each Warrant 2008, in each case, net to the seller in cash, without interest.

As set forth in the Schedule TO, the Offeror maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia and its executive office at Floor 8, 555 Robson, Vancouver, British Columbia. The telephone number at its executive office is (604) 697-8044.

With respect to all information described herein as contained in the Offers and the Schedule TO, including information regarding TELUS or its affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by TELUS to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this statement (including the Exhibits and Annexes hereto) there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, its executive officers, directors or affiliates.

Employment Agreements.
----------------------

The Company is a party to employment contracts with Mr. Andre Tremblay, Mr. Alain Rheaume and Mr. Jacques Leduc which provide that in the event of termination by the Company without just and sufficient cause, lay-off following a major change or resignation within 30 days of a major change, they are entitled to receive an amount equal to two years' base salary, increased by their target bonus, and to exercise all vested and unvested options to acquire the Company's shares. However, in the event termination by the Company without just and sufficient cause or lay-off following a major change occurs after September 30, 2004, Mr. Leduc is entitled to receive an amount equal to one year's base salary, increased by his target bonus, which is generally consistent with the Company's employment arrangements with all of its executive officers in such circumstances. Mr. Pierre Bonin is entitled to exercise all vested and unvested options in the case of a layoff or resignation within 30 days following a major change.

Stock Option Plan.
------------------

With the implementation of the Company's plan of reorganization and of compromise and arrangement (the "Plan") on May 1, 2003, a stock option plan of Microcell was adopted.

The purpose of the stock option plan is to provide an opportunity, through options, for the officers and employees of the Company and its subsidiaries to purchase Class A Shares, in the case of a Canadian, or Class B Shares, in the case of a non-Canadian, upon exercise of options granted pursuant to the stock option plan and thereby participate in the Company's future growth and development.

The Company's Board of Directors, or if it so resolves, a committee thereof, administers the stock option plan including the allocation thereof.

Under the stock option plan, the Company has reserved for issuance Class A Shares and Class B Shares, representing, together with such shares reserved for issuance in connection with the stock purchase plan, in the aggregate 10% of the aggregate number of Class A Shares and Class B Shares outstanding immediately after implementation of the Plan, assuming conversion of all the Company's first preferred shares and second preferred shares. Options granted under the stock option plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by the Company's board, from time to time, provided that the pricing of options will be in accordance with the requirements of the Toronto Stock Exchange and will not be less than the market prices for the Class A Shares and Class B Shares at the time of the grant of options. As at December 31, 2003, 1,781,359 options were granted to the Company's senior officers and certain of its employees. On May 5, 2004, the shareholders of the Company approved the increase of the number of Class B Shares reserved for issuance by 682,235 Class B Shares.

The stock option plan provides that in the event of a take-over bid (as that term is defined in the Securities Act (Quebec)) for all of the Shares or the sale or disposition of all or substantially all of the property and assets of the Company, which would include the Offers, the Board may make such provision for the protection of the rights of the participants in the stock option plan as the Board in its discretion considers appropriate in the circumstances, including changing the date on which any option thereunder vests and/or the date on which any option thereunder expires.

The rules of the stock option plan also provide that all options thereunder shall vest in the event that the participant's service or employment is terminated without cause within 18 months following a change in control of the Company. The Offers, if consummated, would constitute a change in control of the Company under the stock option plan.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation.
----------------------------

AFTER CAREFUL REVIEW AND ANALYSIS OF THE OFFERS PERFORMED WITH THE ASSISTANCE OF ITS LEGAL AND FINANCIAL ADVISORS, THE BOARD RECOMMENDS THAT HOLDERS OF THE COMPANY'S SECURITIES NOT TENDER INTO THE OFFERS.

A form of a press release communicating the recommendation of the Board of Directors is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation.
----------------------------------------------------

On May 13, 2004, Mr. Andre Tremblay, the President and Chief Executive Officer of the Company, met with Mr. George Cope, an Executive Vice-President of the Offeror and President and Chief Executive Officer of TELUS Mobility, a business segment of the Offeror. Mr. Cope informed Mr. Tremblay that the Offeror intended to commence the Offers. Prior to this meeting there had been no discussions between the Offeror and Microcell regarding a possible business combination or possible offer by the Offeror for the Securities.

In reaching its determination, the Board has relied on the following factors, among others:

     o The opinions dated May 19, 2004 of its financial advisors, J.P. Morgan Securities Inc. and N M Rothschild & Sons Canada Securities Limited, to the Board to the effect that, as of that date and based upon and subject to the matters stated in their respective opinions, the consideration being offered to the holders of the Securities was inadequate, from a financial point of view, to such holders. These opinions are attached hereto as Annexes A and B, respectively.

     o Concerns about the significant conditions the Offeror has placed on its Offers, including but not limited to the issuance of a "No Action" letter by the Commissioner of Competition and relief from Industry Canada's policy with respect to Spectrum Cap limitations. If the conditions to the Offers are not met or waived by the Offeror, then the Offeror would be under no obligation to take up and pay for the Securities under its Offers.

     o The possibility that other bidders may be willing to make a more attractive offer than the Offeror. The Company has been contacted by other parties that have indicated their interest in pursuing discussions that could result in competing bids or other transactions. The Company intends to hold discussions with any other interested parties that may emerge.

Intent to Tender.
-----------------

To the best knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Securities held of record or beneficially owned by such person for purchase pursuant to the Offers.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Except as set forth in this Item 5, neither Microcell nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the Company's Securities concerning the Offers.

The Board of Directors has retained J.P. Morgan Securities Inc. and J.P. Morgan Securities Canada Inc. (collectively "JPMorgan") and N M Rothschild & Sons Canada Securities Limited ("Rothschild") as its financial advisors (collectively, the "Financial Advisors") in connection with, among other things, the Company's analysis and consideration of, and response to, the Offers.

The Financial Advisors have entered into engagement letters which provide for similar fee structures payable to them. The Financial Advisors will be paid customary fees for such services, portions of which were payable upon execution of their respective engagement letters by the Company and upon delivery of their respective opinions, respectively, which fees will be credited against the Independence Fees and the Transaction Fees (as hereinafter defined). Each of the Financial Advisors will be paid an additional fee on May 14, 2005 if the Offers are not consummated by reason of their non-acceptance or approval by the Company's securityholders, and, if, as of such date, no person or group has acquired beneficial ownership of more than 50% of the then outstanding common stock and more than 50% of the aggregate ordinary voting power of the Company (the "Independence Fees"). Each of the Financial Advisors will also be paid an additional fee (the "Transaction Fees"), the amount of which may vary as a function of the value of the transaction (but which shall in no event be less than the Independence Fees), if certain transactions (each, a "Transaction") are consummated or an agreement is entered into which subsequently results in a consummated Transaction during the term of its engagement letter or at any time until May 14, 2005. For purposes of its engagement letter, a Transaction includes (i) the Offers and any proposed transaction involving the Company and the Offeror, (ii) any merger, sale, acquisition, divestiture, joint venture or other business combination of or by the Company or any sale by the Company of newly issued shares of capital stock of the Company, with or to any third party other than the Offeror, and/or (iii) any repurchase by the Company of a significant amount of its securities, any recapitalization of the Company, or any spin-off, split-off or other extraordinary dividend of cash, securities or other assets to shareholders of the Company. In no circumstance will the Independence Fees and the Transaction Fees both become payable.

In addition, the Financial Advisors will be reimbursed for their reasonable out-of-pocket expenses (including certain fees and disbursements of their legal counsel), and the Financial Advisors and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement, including the delivery of their opinions. Certain of JPMorgan's affiliates own approximately 4.5% of the outstanding capital stock of the Company, and certain of JPMorgan's affiliates are creditors of the Company and act as agent for certain of the Company's lenders, for which JPMorgan has received and continues to receive compensation. In addition, JPMorgan and its affiliates have, in the past, provided financial advisory services to TELUS, for which JPMorgan received compensation, and certain of JPMorgan's affiliates are creditors of TELUS, for which JPMorgan has received and continues to receive compensation. In the ordinary course of JPMorgan's businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or TELUS for their own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Rothschild and certain of its affiliates are currently engaged to provide financial services to the Company and may in the future be engaged to provide financial services to the Company and/or to TELUS in the ordinary course of their business, for which services they have received and may in the future receive customary compensation. In the ordinary course of business, Rothschild and its affiliates may actively trade or hold securities of the Company and TELUS for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past sixty days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, except as follows:

On April 30, 2004, the Company issued 4,519,636 Class B Shares at a purchase price of $22 per share pursuant to a rights offering (the "Rights Offering"), for proceeds to Microcell of approximately $99,431,992, before deducting expenses of approximately $2 million. This rights offering was qualified by prospectus in each of the provinces of Canada and was offered to "qualified institutional buyers" within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the "1933 Act") or institutional "accredited investors" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the 1933 Act in the United States in transactions exempt from the registration requirements of the 1933 Act.

The Company's Chairman, Andre Bureau, received 1,900 rights pursuant to the Rights Offering. On April 30, 2004, following the exercise of these rights, the Company issued to Mr. Bureau 385 Class B Shares at a purchase price of $22 per share. The Company's Chief Executive Officer, Andre Tremblay, indirectly received 9 rights pursuant to the Rights Offering, and purchased one additional right on the open market for $0.25. On April 30, 2004, following the exercise of these rights, the Company issued to Mr. Tremblay 2 Class B Shares at a purchase price of $22 per share.

Mr. Charles Sirois indirectly received 5,655 rights pursuant to the Rights Offering. On April 28, 2004, Mr. Sirois assigned 1,900 of these rights to Capital Communications CDPQ Inc., in accordance with the terms of a pre-existing agreement for consideration of $1. Mr. Sirois did not exercise the balance of his rights.

As of May 1, 2004, all preferred shares that were outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004, were redeemed by Microcell at a price of $16.39 per preferred share, for total consideration of approximately $1.2 million, pursuant to a notice of redemption mailed by the Company to holders of all its classes of preferred shares on April 7, 2004. Following the redemption of preferred shares, Microcell had a total of 29,315,314 shares issued and outstanding as of May 1, 2004, composed of 235,961 Class A Voting Shares and 29,079,353 Class B Non-Voting Shares. The Company's preferred shares were delisted from the Toronto Stock Exchange at the close of business on April 30, 2004.

On May 3, 2004, the Company issued an aggregate of 2,272,727 additional Class B Shares to COM Canada, LLC, a private holding company of Craig O. McCaw ("COM Canada") and to COM Canada LLC Irrevocable Trust of 2004, at the same price as under the Rights Offering, pursuant to a standby purchase agreement (the "Standby Purchase Agreement").

On May 3, 2004, the Company also issued 3,977,272 warrants to COM Canada to acquire, at a price of $22.00 per share, additional Class Shares for exercise at a later date, pursuant to the Standby Purchase Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offers which relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Company has been contacted by other parties that have indicated their interest in pursuing discussions that could result in competing bids or other transactions. The Company intends to hold discussions with any other interested parties that may emerge.

Except as described in this Schedule 14D-9, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the events referred to above.

ITEM 8. ADDITIONAL INFORMATION

FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as believe, intend, may, will, expect, estimate, anticipate, continue or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio emission concerns; exchange rate fluctuations; penetration and churn rates; the mix of products and services offered in our markets; whether competing bids or other transactions emerge; whether the conditions of any proposed transaction are met; and other factors discussed herein and those detailed from time to time in the Company's filings with the Securities and Exchange Commission. You should evaluate any statements in light of these important factors.

ITEM 9. EXHIBITS

                                  EXHIBIT INDEX

     Exhibit No.      Exhibit Name
     -----------      ------------
     (a)(5)(i)        Press Release issued by Microcell Telecommunications Inc.
                      on May 13, 2004.
     (a)(5)(ii)       Press Release issued by Microcell Telecommunications Inc.
                      on May 20, 2004.
     (e)              None.
     (g)              None.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MICROCELL TELECOMMUNICATIONS INC.



                          By:   /s/ Jacques Leduc
                                --------------------------------------------
                                Name:  Jacques Leduc
                                Title: Chief Financial Officer and Treasurer


Dated: May 20, 2004

                                                                         Annex A

                             [JP Morgan Letterhead]

May 19, 2004


The Board of Directors
Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3 Canada

Members of the Board of Directors:

On May 17, 2004, TELUS Corporation ("TELUS") commenced tender offers for all outstanding Class A restricted voting shares (the "Class A Shares") and Class B non-voting Shares (the "Class B Shares") of Microcell Telecommunications Inc. (the "Company") for a purchase price of $29.00 per share (the "Share Consideration"), and for all outstanding Warrants 2005 and Warrants 2008 (collectively, the "Warrants") of the Company for a purchase price of $9.67 per Warrant 2005 and $8.89 per Warrant 2008 (collectively, the "Warrant Consideration," and together with the Share Consideration, the "Consideration"), upon the terms and subject to the conditions set forth in the Offers to Purchase dated May 17, 2004, of TELUS (the "Offers to Purchase"), the accompanying take-over bid circular (the "Circular") and the related Letters of Acceptance and Transmittal (collectively, the "Offers"). The Offers to Purchase and Circular further provide that if the Offers are completed, TELUS intends to acquire any Class A Shares, Class B Shares and Warrants not tendered in the Offers at the same price per share pursuant to a compulsory acquisition under the Canada Business Corporations Act or a Subsequent Acquisition Transaction (as defined in the Circular).

You have requested our opinion as to whether the Consideration being offered to the holders of Class A Shares, Class B Shares and Warrants pursuant to the Offers is adequate, from a financial point of view, to such holders.

In arriving at our opinion, we have (i) reviewed the Offers to Purchase, the Circular and the related Tender Offer Statement on Schedule TO filed by TELUS with the U.S. Securities and Exchange Commission and Canadian securities regulators; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
(iii) reviewed certain publicly available business and financial information concerning TELUS; (iv) compared the proposed financial terms of the Offers with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Class A Shares, Class B Shares and Warrants and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to the Offers, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Class A Shares, Class B Shares and Warrants will trade at any future time.

We are acting as financial advisor to the Company in connection with the Offers and related matters and will receive a fee from the Company for our services whether or not the Offers are consummated, including a fee payable upon delivery of this opinion. Please be advised that certain of our affiliates own approximately 4.5% of the outstanding capital stock of the Company, and that certain of our affiliates are creditors of the Company and act as agent for certain of the Company's lenders, for which we have received and continue to receive compensation. In addition, we and our affiliates have, in the past, provided financial advisory services to TELUS, for which we received compensation, and certain of our affiliates are creditors of TELUS, for which we have received and continue to receive compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TELUS for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration being offered to the holders of Class A Shares, Class B Shares and Warrants pursuant to the Offers is inadequate, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Offers. This opinion does not constitute a recommendation to any securityholder of the Company as to whether or not any securityholder should tender Class A Shares, Class B Shares or Warrants pursuant to the Offers. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that this opinion may be reproduced in full as an annex to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Offers or in any directors circular mailed to securityholders of the Company.

Very truly yours,


/s/ J.P. MORGAN SECURITIES INC.


                                       3

                                                                         Annex B

                             [Rothschild Letterhead]



May 19, 2004




The Board of Directors
Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec  H5A 1K3  Canada

To the Members of the Board of Directors:

We understand that the board of directors (the "Board" or "you") of Microcell Telecommunications Inc. (the "Company") has been asked to consider a take-over bid (the "Offers") by TELUS Corporation ("TELUS") to purchase for cash all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively the "Securities") on the basis of CDN$29.00 per Class A Restricted Voting Share, CDN$29.00 per Class B Non-Voting Share, $9.67 per Warrant 2005 and $8.89 per Warrant 2008 (the "Consideration"), the whole as more fully described in the take-over bid circular and related documents (collectively the "Circular") dated May 17, 2004 (the "Proposed Transaction").

In light of the Offers, you have requested our opinion as to whether the Consideration is adequate or inadequate from a financial point of view to the holders of Securities.

SCOPE OF REVIEW

In arriving at our opinion set forth below, we have, among other things:

i) reviewed the Circular and the related Tender Offer Statement on Schedule TO filed by TELUS with the U.S. Securities and Exchange Commission;

ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates that we deemed to be relevant;

iii) reviewed certain publicly available business and financial information concerning TELUS that we deemed relevant;

iv) compared the proposed financial terms of the Proposed Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions;

v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for comparable acquisition transactions;

Board of Directors
May 19, 2004
Page 2


vi) reviewed the current and historical market prices of the Securities of the Company and compared them with those of certain publicly traded securities of such other companies that we deemed relevant;

vii) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its respective business; and

viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of management of the Company with respect to the Proposed Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

ASSUMPTIONS AND LIMITATIONS

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, their respective associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefore. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In addition, we have not assumed any obligation to conduct any physical inspection of the properties of the facilities of the Company. In relying on financial analyses and forecasts provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the Proposed Transaction will be completed substantially in accordance with the terms of the Offers without any material modification or waiver.

Our opinion is necessarily based on securities markets, economic, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of the date hereof and the conditions, prospects, financial and otherwise, of the Company, and its subsidiaries and affiliates, as they were reflected in the information provided to us and as they were represented to Rothschild in discussions with management of the Company. We are expressing no opinion herein as to the price at which the Securities will trade at any future time. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Securities, of the Consideration in the Proposed Transaction and we express no opinion as to any underlying decision which the Company may make to engage in the Proposed Transaction or any alternative transaction.

We are acting as financial advisor to the Company with respect to the Proposed Transaction and will receive a fee from the Company for our services, part of which is payable upon the delivery of this opinion to the Company, whether or not the Proposed Transaction is consummated. Please be advised that we are currently engaged to provide financial advisory services to the Company and we or our affiliates may in the future provide financial services to the Company and/or TELUS in

Board of Directors
May 19, 2004
Page 3

the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board of the Company in connection with and for the purposes of its evaluation of the Proposed Transaction. This opinion does not constitute a recommendation to any holders of the Securities of the Company as to whether such holder of the Securities should tender in the Offers or how such holders of the Securities should vote with respect to the Proposed Transaction or any other matter should the Proposed Transaction or any other matter come to a vote of the securityholders of the Company. In addition, you have not asked us to address, and this opinion does not address, the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Securities. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval or as we have otherwise agreed to in writing. This opinion may be referred to in any press release regarding the Offers or reproduced in full in any directors circular mailed to holders of Securities or as an annex to the Solicitation/Recommendation Statement on
Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Offers.

Rothschild believes that its analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the opinion. The preparation of an opinion of this nature is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This opinion is given as of the date hereof and, although we reserve the right to change or withdraw this opinion if we learn that any of the Information that we relied upon in preparing this opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this opinion, to advise any person of any change that may come to our attention or to update this opinion after today.

OPINION

On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Consideration in the Proposed Transaction is inadequate, from a financial point of view, to the holders of the Securities.

Very truly yours,


/s/ N M Rothschild & Sons Canada Securities Limited